Exhibit 99.4

ARTICLES OF AMALGAMATION

Business Corporations Act

(Alberta)

Section 185

1. Name of Amalgamated Corporation: ARC RESOURCES LTD.

2. The classes of shares, and any maximum number of shares that the Corporation is authorized to issue: See Schedule “B” attached hereto

3. Restriction on share transfers, if any: No restrictions

4. Number, or minimum and maximum number of directors: Minimum of three (3); Maximum of twelve (12)

5. If the corporation is restricted FROM carrying on a certain business or restricted TO carrying on a certain business, specify the restriction(s): N/A

6. Other Provisions, if any: See Schedule “A” attached hereto

7. Name of Amalgamating Corporations:	Corporate Access Number:
ARC Resources Ltd.	2014447300
1405292 Alberta Ltd.	2014052928

JOHN P. DIELWART	signed“ John P. Dielwart”
Name of Person Authorizing (please print)	Signature

Director	January 1, 2010
Title (please print)	Date

This information is being collected for purposes of corporate registry records in accordance with the Business Corporations Act.  Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Co-ordinator for Alberta Registries, Research and Program Support, 3rd Floor, Commerce Place, 10155 — 102 Street, Edmonton, Alberta  T5J 4L4, (780) 422-7330.

SCHEDULE “A”

The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual general meeting of the Corporation.

SCHEDULE “B”

The Corporation is authorized to issue:

(a)                                  an unlimited number of Common Shares without nominal or par value;

(b)                                 an unlimited number of Exchangeable Shares issuable in series without nominal or par value; and

(c)                                  an unlimited number of Second Preferred Shares without nominal or par value.

The right, privileges, restrictions and conditions attached to each class of shares are set forth below.

PROVISIONS ATTACHING TO THE COMMON SHARES

The unlimited number of Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1.                                       The holders of Common Shares shall be entitled to notice of, to attend and to one vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Common Shares as such);

2.                                       The holders of Common Shares shall be entitled to receive dividends as and when declared by Board of Directors of the Corporation on the Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of dividends; and

3.                                       The holders of Common Shares shall be entitled in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of the shares of any other class of shares of the Corporation ranking equally with the Common Shares in respect of return of capital on dissolution, in such assets of the Corporation as are available for distribution.

PROVISIONS ATTACHING TO THE EXCHANGEABLE SHARES

The Exchangeable Shares issuable in series shall have the following rights, privileges, restrictions and conditions:

Issuance in Series

Subject to the filing of Articles of Amendment in accordance with the Business Corporations Act (Alberta) (the “Act”), the Board of Directors may at any time and from time to time issue the Exchangeable Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be fixed by the Board of Directors.  Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may from time to time determine, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of Exchangeable Shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a Distribution, as defined below; the extent, if any, of further participation on a Distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any.

Dividends

The holders of each series of Exchangeable Shares shall be entitled, in priority to holders of Common Shares, the Second Preferred Shares and any other shares of the Corporation ranking junior to the Exchangeable Shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of Exchangeable Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

Liquidation

In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a “Distribution”), holders of each series of Exchangeable Shares shall be entitled, in priority to holders of Common Shares, the Second Preferred Shares and any other shares of the Corporation ranking junior to the Exchangeable Shares from time to time with respect to payment on a Distribution, to be paid rateably with holders of each other series of Exchangeable Shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution.

PROVISIONS ATTACHING TO THE SECOND PREFERRED SHARES

The unlimited number of Second Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1.                                       The Second Preferred Shares may at any time or from time to time be issued in one or more series.  Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Second Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights (if any), and whether into or for securities of the Corporation or otherwise, voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Second Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Registrar (as defined in the Business Corporations Act (Alberta) or successor legislation thereto) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

2.                                       Notwithstanding paragraph 1, the Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of Second Preferred Shares.

3.                                       The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series with respect to accumulated dividends and return of capital.  The Second Preferred Shares shall be entitled to a preference over the Common Shares and over any other shares of the Corporation ranking junior to the Second Preferred Shares with respect to

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priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.  If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Second Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Second Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends.  The Second Preferred Shares of any series may also be given such other preferences not inconsistent with paragraphs 1 through 5 hereof over the Common Shares and any other shares ranking junior to the Second Preferred Shares as may be determined in the case of each such series of Second Preferred Shares.

4.                                       The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Second Preferred Shares given as herein specified.

5.                                       The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the Second Preferred Shares given in such a manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of holders of Second Preferred Shares duly called for such purpose and held upon at least twenty-one (21) days’ notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty (20%) per cent of the outstanding Second Preferred Shares.  If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy.  The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders.  On every vote taken at every such meeting or adjourned meeting each holder of a Second Preferred Share shall be entitled to one (1) vote in respect of each one ($1) dollar of stated value of Second Preferred Shares held.

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SHARE IN SERIES SCHEDULE
PROVISIONS ATTACHING TO THE SERIES A EXCHANGEABLE SHARES

The first series of Exchangeable shares is designated as 1,514,652 Series A Exchangeable Shares having the following rights, privileges, restrictions and conditions:

ARTICLE 1
INTERPRETATION

1.1                               For the purposes of these share provisions:

“Act” means the Business Corporations Act (Alberta), as amended;

“affiliate” has the meaning given to that term in the Securities Act;

“ARC Energy Units” means the trust units of ARC Energy Trust as constituted on the Effective Date;

“ARC Subco” means 908563 Alberta Ltd., a corporation incorporated under the Act provided, however, that if 908563 Alberta Ltd. transfers or assigns its rights and interest in or under the Support Agreement and the Voting and Exchange Trust Agreement to an affiliate of the Corporation or ARC Energy Trust and such corporation expressly assumes the due and punctual performance and observance of each and every covenant and condition of such agreements to be performed and observed by 908563 Alberta Ltd., then “ARC Subco” shall mean such corporation;

“ARC Unitholders” means holders of ARC Energy Units;

“Automatic Redemption” has the meaning given to that term in Section 5.1(a) of these share provisions;

“Automatic Redemption Date” means August 28, 2012;

“Board of Directors” means the Board of Directors of the Corporation;

“Business Day” means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

“Call Notice” has the meaning given to that term in Section 4.3 of these share provisions;

“Call Rights” means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively;

“Common Shares” means the common shares in the capital of the Corporation;

“Corporation” means ARC Resources Ltd., a corporation incorporated under the Act;

“Cumulative Dividend Amount Exchange Ratio”, at any time, shall equal the Exchange Ratio at such time less one;

“Current Market Price” means, in respect of an ARC Energy Unit on any date, the weighted average trading price of an ARC Energy Unit on the TSX for the 10 trading days preceding that date, or, if the ARC Energy Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the ARC Energy Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of ARC Energy Units for that period does not result in a weighted average trading price which reflects the fair market value of an ARC Energy Unit, then the Current Market Price of an ARC Energy Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding;

“De Minimus Redemption” has the meaning given to that term in Section 5.1(c) of these share provisions;

“De Minimus Redemption Date” has the meaning given to that term in Section 5.1(c) of these share provisions;

“Distribution” means a distribution paid by ARC Energy Trust in respect of the ARC Energy Units, expressed as an amount per ARC Energy Unit;

“Distribution Payment Date” means a date on which a Distribution is paid to ARC Unitholders, generally being the 15th day of the month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day);

“Distribution Record Date” means the day on which ARC Unitholders are identified for purposes of determining entitlement to a Distribution, generally being the last Business Day of each month;

“Dividend Record Date” has the meaning given to that term in Section 3.3 of these share provisions;

“Effective Date” means June 16, 2006;

“Exchange Ratio”, at any time and in respect of each Exchangeable Share, shall be equal to 1.92377 as at the Effective Date, and shall be increased on each Distribution Payment Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per ARC Energy Unit, paid on that Distribution Payment Date, multiplied by the Exchange Ratio immediately prior to the Distribution Record Date for such Distribution and having as its denominator the Current Market Price on the first Business Day following the Distribution Record Date for such Distribution and shall be reduced on each Dividend Record Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend declared on that Dividend Record Date, expressed as an amount per Exchangeable Share multiplied by the Exchange Ratio immediately prior to that Dividend Record Date, and having as its denominator the Current Market Price on the date that is seven Business Days prior to that Dividend Record Date;

“Exchange Rights” has the meaning given to that term in the Voting and Exchange Trust Agreement;

“Exchangeable Shares” mean the non-voting Series A Exchangeable Shares in the capital of the Corporation, having the rights, privileges, restrictions and conditions set forth herein;

“Governmental Entity” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“holder” means, when used with reference to the Exchangeable Shares, the holders of Exchangeable Shares shown from time to time in the register maintained by or on behalf of the Corporation in respect of the Exchangeable Shares;

“LCR Exercising Party” has the meaning given to that term in Section 6.5 of these share provisions;

“Liquidation Amount” has the meaning given to that term in Section 6.1 of these share provisions;

“Liquidation Call Right” has the meaning ascribed thereto in Section 6.5 of these share provisions;

“Liquidation Date” has the meaning given to that term in Section 6.1 of these share provisions;

“Liquidation Offer” has the meaning given to that term in Section 6.5 of these share provisions;

“Optional Redemption” has the meaning given to that term in Section 5.1(b) of these share provisions;

“Optional Redemption Date” means any date that is after August 28, 2005;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Purchase Price” has the meaning given to that term in Section 4.3 of these share provisions;

“RCR Exercising Party”, for the purpose of Article 4 of these share provisions, has the meaning given to the term in Section 4.3 of these share provisions and, for the purpose of Article 5 of these share provisions, has the meaning given to that term in Section 5.5 of these share provisions;

“Redemption Call Right” has the meaning given to that term in Section 5.5 of these share provisions;

“Redemption Date” means any of the Automatic Redemption Date, the Optional Redemption Date or the De Minimus Redemption Date, as the context requires;

“Redemption Offer” has the meaning given to that term in Section 5.5 of these share provisions;

“Redemption Price” means a price per Exchangeable Share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the applicable Redemption Date by the Current Market Price of an ARC Energy Unit on the last Business Day prior to such Redemption Date;

“Regulation S” means Regulation S under the U.S. Securities Act;

“Promissory Note” means the promissory note(s) of the Corporation in favour of ARC Energy Trust which are outstanding on the Effective Date;

“Retracted Shares” has the meaning given to that term in Section 4.1(a) of these share provisions;

“Retraction Call Right” has the meaning given to that term in Section 4.1(b) of these share provisions;

“Retraction Date” means the date that is three Business Days after the date on which the Corporation or the Transfer Agent receives a Retraction Request in respect of the Retracted Shares;

“Retraction Offer” has the meaning given to that term in Section 4.1(b) of these share provisions;

“Retraction Price” has the meaning given to that term in Section 4.1 of these share provisions;

“Retraction Request” has the meaning given to that term in Section 4.1 of these share provisions;

“Second Preferred Shares” means the second preferred shares in the capital of the Corporation;

“Securities Act” means the Securities Act (Alberta) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

“Support Agreement” means the amended and restated agreement made among ARC Energy Trust, ARC Subco, the Corporation and the Trustee and dated as of the Effective Date;

“TSX” means the Toronto Stock Exchange;

“Transfer Agent” means Computershare Trust Company of Canada or such other Person as may from time to time be appointed by the Corporation as the registrar and transfer agent for the Exchangeable Shares;

“Trustee” means the trustee chosen by ARC Energy Trust to act as trustee under the Voting and Exchange Trust Agreement, being a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all the provinces of Canada, and any successor trustee appointed under the Voting and Exchange Trust Agreement;

“U.S. Person” means a U.S. Person as defined in Rule 902(k) under Regulation S;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

“Voting and Exchange Trust Agreement” means the amended and restated agreement made among ARC Energy Trust, ARC Subco, the Corporation and the Trustee and dated as of the Effective Date.

ARTICLE 2
AUTHORIZED NUMBER OF EXCHANGEABLE SHARES AND RANKING OF
EXCHANGEABLE SHARES

2.1                               The Corporation is authorized to issue 1,514,652 Exchangeable Shares without nominal or par value.

2.2                               The Exchangeable Shares shall, subject to the following, be entitled to a preference over the Common Shares, the Second Preferred Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; provided that notwithstanding such ranking the Corporation shall not be restricted in any way from repaying indebtedness of the Corporation to ARC Energy Trust from time to time, including without limitation, the indebtedness evidenced by the Promissory Note.

ARTICLE 3
DIVIDENDS

3.1                               The holders of Exchangeable Shares, in priority to the Common Shares, the Second Preferred Shares and any class of shares of the Corporation ranking junior to the Exchangeable Shares with respect to the payment of dividends, shall be entitled to receive, and the Corporation shall pay on each Exchangeable Share, if, as and when declared by the Board of Directors in its sole discretion from time to time out of the money, assets or property of the Corporation properly applicable to the payment of dividends, (which may include ARC Energy Units), cumulative preferential cash dividends in an amount per Exchangeable Share as set out in this Section 3.1.  The accrued amount of such preferential cumulative dividend with respect to an Exchangeable Share on any date from time to time shall be the Cumulative Dividend Amount Exchange Ratio in effect on the last Business Date prior to such date multiplied by the Current Market Price on the last Business Day prior to such date.  Such dividends, whether or not declared, shall accrue and shall be cumulative.

3.2                               Cheques of the Corporation payable at par at any branch of the bankers of the Corporation shall be issued in respect of any cash dividends by the sending of such a cheque to each holder of an Exchangeable Share, which shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Exchangeable Shares shall be issued or transferred in respect of any stock dividends by the sending of such a certificate to each holder of an Exchangeable Share, which shall satisfy the stock dividend represented thereby. Such other type and amount of property in respect of any dividends shall be issued, distributed or transferred by the Corporation in such manner as it shall determine and the issuance, distribution or transfer thereof by the Corporation to each holder of an Exchangeable Share shall satisfy the dividend represented thereby. No holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Corporation any dividend that is represented by a cheque that has not been duly presented to the Corporation’s bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

3.3                               The record date (a “Dividend Record Date”) for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares under Section 3.1 of these share provisions and whether any such dividend is in fact declared shall be determined in the sole discretion of the Board of Directors.

3.4                               If on any payment date for any dividends declared on the Exchangeable Shares under Section 3.1 of these share provisions the dividends are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient moneys, assets or property properly applicable to the payment of such dividends.

ARTICLE 4
RETRACTION OF EXCHANGEABLE SHARES BY HOLDER

4.1                               Subject to applicable law, and provided neither ARC Energy Trust nor ARC Subco has exercised the Retraction Call Right, a holder of Exchangeable Shares shall be entitled at any time, upon compliance with the provisions of this Article 4, to require the Corporation to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount per share (the “Retraction Price”) equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Retraction Date by the Current Market Price of an ARC Energy Unit on the last Business Day prior to the Retraction Date, which payment of the Retraction Price shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder that number of ARC Energy Units equal to the Exchange Ratio as at the last Business Day prior to Retraction Date in accordance with Section 4.2 of these share provisions, for each Exchangeable Share presented and surrendered by the holder. To effect such redemption, the holder shall present and surrender to the Corporation at the principal office of the Transfer Agent in Toronto or Calgary or at such other address as may be specified by the Corporation by notice to the holders of Exchangeable Shares from time to time the certificate or certificates representing the Exchangeable Shares which the holder desires to have the Corporation redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, and together with a duly executed statement (the “Retraction Request”) in the form of Schedule A hereto or in such other form as may be acceptable to the Corporation:

(a)                                  specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the “Retracted Shares”) redeemed by the Corporation; and

(b)                                 appointing the Corporation as its agent for the purpose of offering its Retracted Shares for sale to ARC Energy Trust and ARC Subco (the “Retraction Offer”) on the terms and conditions set out in Section 4.3 below (ARC Energy Trust’s and ARC Subco’s right to accept the Retraction Offer and to complete the purchase of the Retracted Shares pursuant to the Retraction Offer is referred to as the “Retraction Call Right”).

4.2                               Subject to the exercise by ARC Energy Trust or ARC Subco of the Retraction Call Right, upon receipt by the Corporation or the Transfer Agent in the manner specified in Section 4.1 hereof of documents including, without limitation, a certificate or certificates representing the number of Retracted Shares, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the Retraction Price. If only a part of the Exchangeable Shares represented by any certificate is redeemed (or purchased by ARC Energy Trust or ARC Subco pursuant to the Retraction Call Right), a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

4.3                               ARC Subco shall only be entitled to exercise its Retraction Call Right with respect to those Exchangeable Shares, if any, in respect of which ARC Energy Trust has not exercised its Retraction Call Right.  Upon receipt by the Corporation of a Retraction Request, the Corporation shall immediately provide to ARC Energy Trust and ARC Subco a copy of the Retraction Request and, as agent for the holder who submitted the Retraction Request, shall be deemed to have made the Retraction Offer to ARC Energy Trust and ARC Subco in respect of the holder’s Retracted Shares by providing to ARC Energy Trust and ARC Subco a copy of the Retraction Request as aforesaid.  In order to exercise the Retraction Call Right and accept the Retraction Offer, ARC Energy Trust or ARC Subco must notify the Corporation of its determination to do so (the “Call Notice”) on or before 4:30 p.m. (Calgary time) on the date of notification to ARC Energy Trust and ARC Subco by the Corporation of the receipt by the Corporation of the Retraction Request. If ARC Energy Trust or ARC Subco does not so notify the Corporation on or before 4:30 p.m. (Calgary time) on the date of notification by the Corporation of the receipt by the Corporation of the Retraction Request, the Corporation will notify the holder as soon as possible thereafter that neither ARC Energy Trust nor ARC Subco will exercise the Retraction Call Right and accept the Retraction Offer.  If ARC Energy Trust or ARC Subco delivers the Call Notice on or before 4:30 p.m. (Calgary time) on the date of notification by the Corporation of the receipt by the Corporation of the Retraction Request and provided that the Retraction Offer is not revoked by the holder in the manner specified in Section 4.7, the Retraction Request shall thereupon be considered only the Retraction Offer by the holder to sell the Retracted Shares to ARC Energy Trust or ARC Subco, as applicable (in this Article 4, the “RCR Exercising Party”), and all other aspects of the Retraction Request will be null and void. In such event, the Corporation shall not redeem the Retracted Shares and the RCR Exercising Party shall purchase from such holder and such holder shall sell to the RCR Exercising Party on the Retraction Date the Retracted Shares for an amount per share (the “Purchase Price”) equal to the Retraction Price, which payment of the Purchase Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder that number of ARC Energy Units equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date for each Retracted Share.  To the extent that the RCR Exercising Party pays the Purchase Price in respect of the Retracted Shares, the Corporation shall no longer be obligated to pay any amount in respect of the Retraction Price for such Retracted Shares.  Provided that the RCR Exercising Party has complied with Section 4.4, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Shares shall take place on the Retraction Date. In the event that neither ARC Energy Trust nor ARC Subco delivers a Call Notice within the time required for the exercise of the Retraction Call Right as set forth above, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this Article 4.

4.4                               The Corporation, ARC Energy Trust or ARC Subco, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the register of shareholders of the Corporation for the Exchangeable Shares or at the address specified in the holder’s Retraction Request, or by holding for pick-up by the holder at the office of the Transfer Agent specified in the holder’s Retraction Request, certificates representing the ARC Energy Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) registered in the name of the holder or in such other name as the holder may request in payment of the total Retraction Price or the total Purchase Price, as the case may be, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom, and such delivery of such certificates by or on behalf of the Corporation, ARC Energy Trust or ARC Subco, as the case may be, or by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price or the total Purchase Price, as the case may be, to the extent that the same is represented by such certificates (plus any tax deducted and withheld therefrom and remitted to the proper tax authority).

4.5                               On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than:  (i) the right to receive his proportionate part of the total Retraction Price or the total Purchase Price, as the case may be, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price or the total Purchase Price, as the case may be, shall not be made as provided in Section 4.4, in which case the rights of such holder shall remain unaffected until the total Retraction Price or the total Purchase Price, as the case may be, has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on the Retracted Shares.  On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price or the total Purchase Price, as the case may be, has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Corporation or purchased by ARC Energy Trust or ARC Subco shall thereafter be considered and deemed for all purposes to be a holder of the ARC Energy Units delivered to it.

4.6                               Notwithstanding any other provision of this Article 4, the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law. If the Corporation believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that neither ARC Energy Trust nor ARC Subco shall have exercised the Retraction Call Right with respect to the Retracted Shares, the Corporation shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder and the Trustee at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation. In any case in which the redemption by the Corporation of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law, the Corporation shall redeem Retracted Shares in accordance with Section 4.2 of these share provisions on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the Corporation pursuant to Section 4.2 hereof. Provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the holder of any such Retracted Shares not redeemed by the Corporation pursuant to Section 4.2 of these share provisions as a result of solvency requirements or other provisions of applicable law shall be deemed by giving the Retraction Request to have exercised the Exchange Rights so as to require ARC Energy Trust or ARC Subco to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by ARC Energy Trust or ARC Subco to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement.

4.7                               A holder of Retracted Shares may, by notice in writing given by the holder to the Corporation before the close of business on the Business Day immediately preceding the Retraction Date, revoke its Retraction Request or Retraction Offer, as applicable, in which event such Retraction Request or Retraction Offer shall be null and void

ARTICLE 5
REDEMPTION OF EXCHANGEABLE SHARES BY THE CORPORATION

5.1                               Subject to applicable law, and provided neither ARC Energy Trust nor ARC Subco has exercised the Redemption Call Right, the Corporation:

(a)                                  shall, on the Automatic Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being an “Automatic Redemption”);

(b)                                 may, on any Optional Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares (such redemption being an “Optional Redemption”); and

(c)                                  may, on any date when the aggregate number of issued and outstanding Exchangeable Shares is less than 100,000 (such redemption date being the “De Minimus Redemption Date”), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being a “De Minimus Redemption”);

such payment of the Redemption Price per Exchangeable Share to be satisfied in full in all cases by the Corporation delivering or causing to be delivered, at the election of the Corporation, either that number of ARC Energy Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to the Redemption Price, in accordance with Section 5.3 of these share provisions.

5.2                               In any case of a redemption of Exchangeable Shares under this Article 5, the Corporation shall, at least 90 days before the applicable Redemption Date, send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Corporation or the purchase by ARC Energy Trust or ARC Subco under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder.  Such notice shall set out the formula for determining the Redemption Price, the Redemption Date and, if applicable, particulars of the Redemption Call Right.  The accidental failure or omission to give any notice of redemption under this Section 5.2 to less than 10% of the holders of Exchangeable Shares (other than ARC Energy Trust and ARC Subco) shall not affect the validity of any redemption of Exchangeable Shares pursuant to such notice.

5.3                               On or after the applicable Redemption Date and subject to the exercise by ARC Energy Trust or ARC Subco of the Redemption Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice. Payment of the total Redemption Price for such Exchangeable Shares, shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice, on behalf of the Corporation, of certificates representing ARC Energy Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), or, if applicable, a cheque of the Corporation payable at par at any branch of the bankers of the Corporation, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the applicable Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than:  (i) the right to receive their proportionate part of the total Redemption Price, unless payment of the total Redemption Price for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares.

5.4                               The Corporation shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the total Redemption Price for the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Upon the later of such deposit being made and the applicable Redemption Date, the Exchangeable Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or that Redemption Date, as the case may be, shall be limited to:  (i) receiving their proportionate part of the total Redemption Price (in each case less any amounts withheld on account of tax required to be deducted or withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon such payment or deposit of the total Redemption Price, the holders of the Exchangeable Shares that have been so redeemed shall thereafter be considered and deemed for all purposes to be holders of the ARC Energy Units or to have had cash delivered to them or the custodian on their behalf; as applicable.

5.5                               Subject to the limitations set forth in Section 5.6 of these share provisions, the Corporation is appointed as agent for the holders of Exchangeable Shares for the purpose of offering to ARC Energy Trust and ARC Subco (the “Redemption Offer”) the overriding right (ARC Energy Trust’s and ARC Subco’s right to accept the Redemption Offer and complete the purchase of the Exchangeable Shares is referred to as the “Redemption Call Right”), in the event of any proposed redemption of Exchangeable Shares by the Corporation pursuant to this Article 5, to purchase from all but not less than all of the holders of Exchangeable Shares (other than ARC Energy Trust or ARC Subco) on the applicable Redemption Date all but not less than all of the Exchangeable Shares held by each such holder, in the case of an Automatic Redemption, an Optional Redemption or a De Minimus Redemption, on payment by whichever of ARC Energy Trust or ARC Subco is exercising such right (in this Article 5, the “RCR Exercising Party”) to each such holder of an amount per Exchangeable Share equal to the Redemption Price, which payment of the Redemption Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder, at the election of the RCR Exercising Party, either that number of ARC Energy Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to the Redemption Price, in accordance with Section 5.7 of these share provisions.  In the case of a redemption of Exchangeable Shares under this Article 5, the Corporation, as agent for the holders of Exchangeable Shares, shall make the Redemption Offer to ARC Energy Trust and ARC Subco by sending or causing to be sent to ARC Energy Trust and ARC Subco a notice in writing of the redemption by the Corporation of the Exchangeable Shares.  In the event of the exercise of the Redemption Call Right and the acceptance of the Redemption Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the RCR Exercising Party on the applicable Redemption Date on payment by the RCR Exercising Party to such holder of the Redemption Price for each such share, and the Corporation shall have no obligation to redeem, or to pay any amount in respect of, such shares so purchased by the RCR Exercising Party.

5.6                               ARC Subco shall only be entitled to exercise its Redemption Call Right with respect to those Exchangeable Shares, if any, in respect of which ARC Energy Trust has not exercised its Redemption Call Right.  To exercise the Redemption Call Right and accept the Redemption Offer, the RCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right (and accept such offer) at least 60 days before the applicable Redemption Date.  The Corporation shall cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not ARC Energy Trust or ARC Subco has exercised the Redemption Call Right forthwith after the expiry of the period during which such right may be exercised. If an RCR Exercising Party exercises its Redemption Call Right, such RCR Exercising Party shall on the applicable Redemption Date purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Redemption Price.

5.7                               For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Redemption Call Right, the RCR Exercising Party shall deposit with the Transfer Agent, on or before the applicable Redemption Date, certificates representing the aggregate number of ARC Energy Units deliverable by the RCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) or, if applicable, a cheque of the RCR Exercising Party payable at par at any branch of the bankers of the RCR Exercising Party in payment of the total Redemption Price, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom.  Provided that the total Redemption Price has been so deposited with the Transfer Agent, on and after the applicable Redemption Date the rights of each holder of Exchangeable Shares (other than ARC Energy Trust and ARC Subco) shall be limited to:  (i) receiving such holder’s proportionate part of the total Redemption Price payable by the RCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after that Redemption Date be considered and deemed for all purposes to be the holder of the ARC Energy Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares.  Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation shall cause the Transfer Agent on behalf of the RCR Exercising Party to deliver to such holder, certificates representing the ARC Energy Units to which the holder is entitled or a cheque of the RCR Exercising Party payable at par at any branch of the bankers of the RCR Exercising Party, of the total Redemption Price, less any amounts withheld on account of tax required to be deducted and withheld therefrom.  If neither ARC Energy Trust nor ARC Subco exercises the Redemption Call Right in the manner described above, on the applicable Redemption Date the holders of the Exchangeable Shares shall be entitled to receive in exchange therefor the Redemption Price otherwise payable by the Corporation in connection with the redemption of the Exchangeable Shares pursuant to Section 5.1 of these share provisions.

ARTICLE 6
DISTRIBUTION ON LIQUIDATION

6.1                               In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled, subject to applicable law, to receive from the assets of the Corporation in respect of each Exchangeable Share held by such holder on the effective date

(the “Liquidation Date”) of such liquidation, dissolution or winding-up, before any distribution of any part of the assets of the Corporation among the holders of the Common Shares, the Second Preferred Shares or any other shares ranking junior to the Exchangeable Shares, an amount per share (the “Liquidation Amount”) equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Liquidation Date by the Current Market Price of an ARC Energy Unit on the last Business Day prior to the Liquidation Date, which payment of the Liquidation Amount shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder that number of ARC Energy Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.2 of these share provisions.

6.2                               On or promptly after the Liquidation Date, and subject to the exercise by ARC Energy Trust or ARC Subco of the Liquidation Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the Exchangeable Shares. Payment of the total Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, on behalf of the Corporation, of certificates representing ARC Energy Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than:  (i) the right to receive their proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares.

6.3                               The Corporation shall have the right at any time after the Liquidation Date to deposit or cause to be deposited the total Liquidation Amount in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof in a custodial account with any chartered bank or trust company in Canada, less any amounts withheld on account of tax required to be deducted or withheld therefrom. Upon such deposit being made, the rights of the holders of Exchangeable Shares after such deposit shall be limited to:  (i) receiving their proportionate part of the total Liquidation Amount (less any amounts withheld on account of tax required to be deducted and withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon such payment or deposit of the total Liquidation Amount, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the ARC Energy Units delivered to them or the custodian on their behalf.

6.4                               After the Corporation has satisfied its obligations to pay the holders of the Exchangeable Shares the Liquidation Amount per Exchangeable Share pursuant to Section 6.1 of these share provisions, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

6.5                               Subject to the limitations set forth in Section 6.6 of these share provisions, the Corporation is appointed as agent for the holders of Exchangeable Shares for the purpose of offering to ARC Energy Trust and ARC Subco (the “Liquidation Offer”) the overriding right (ARC Energy Trust’s and ARC Subco’s right to accept the Liquidation Offer and complete the purchase of the Exchangeable Shares is referred to as the “Liquidation Call Right”), in the event of and notwithstanding any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, to purchase from all but not less than all of the holders of Exchangeable Shares (other than ARC Energy Trust or ARC Subco) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder, on payment by whichever of ARC Energy Trust or ARC Subco is exercising such right (in this Article 6, the “LCR Exercising Party”) to each such holder of an amount per Exchangeable Share equal to the Liquidation Amount, which shall be satisfied in full by the LCR Exercising Party delivering or causing to be delivered to such holder that number of ARC Energy Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.7 of these share provisions.  In the event of the exercise of the Liquidation Call Right and the acceptance of the Liquidation Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the LCR Exercising Party on the Liquidation Date on payment by the LCR Exercising Party to such holder of the Liquidation Amount for each such share, and the Corporation shall have no obligation to pay any amount on account of the Liquidation Amount in respect of such shares so purchased by the LCR Exercising Party.

6.6                               ARC Subco shall only be entitled to exercise its Liquidation Call Right with respect to those Exchangeable Shares, if any, in respect of which ARC Energy Trust has not exercised its Liquidation Call Right.  In the event of any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the Corporation, as agent for the holders of Exchangeable Shares, shall make the Liquidation Offer by sending or causing to be sent to ARC Energy Trust and ARC Subco a notice in writing of the Liquidation Offer.  To exercise the Liquidation Call Right and accept the Liquidation Offer, the LCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right (and accept such offer) at least 30 days before the Liquidation Date, in the case of a voluntary liquidation, dissolution or winding-up of the Corporation, and at least five Business Days before the Liquidation Date, in the case of an involuntary liquidation, dissolution or winding-up of the Corporation.  The Corporation shall cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not ARC Energy Trust or ARC Subco has exercised the Liquidation Call Right forthwith after the expiry of the period during which such right may be exercised. If an LCR Exercising Party exercises its Liquidation Call Right, such LCR Exercising Party will on the Liquidation Date purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Liquidation Amount.

6.7                               For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, the LCR Exercising Party shall deposit with the Transfer Agent, on or before the Liquidation Date, certificates representing the aggregate number of ARC Energy Units deliverable by the LCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), in payment of the total Liquidation Amount, less any amounts withheld on account of tax required to be deducted and withheld therefrom.  Provided that the total Liquidation Amount has been so deposited with the Transfer Agent, on and after the Liquidation Date the rights of each holder of Exchangeable Shares (other than ARC Energy Trust and ARC Subco) shall be limited to:  (i) receiving such holder’s proportionate share of the total Liquidation Amount payable by the LCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the

Liquidation Date be considered and deemed for all purposes to be the holder of the ARC Energy Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares.  Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation shall cause the Transfer Agent on behalf of the LCR Exercising Party to deliver to such holder, certificates representing the ARC Energy Units to which the holder is entitled, less any amounts withheld on account of tax required to be deducted and withheld therefrom.  If neither ARC Energy Trust nor ARC Subco exercises the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Exchangeable Shares shall be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by the Corporation in connection with the liquidation, dissolution or winding-up of the Corporation pursuant to Section 6.1 of these share provisions.

ARTICLE 7
CERTAIN RESTRICTIONS

7.1                               So long as any of the Exchangeable Shares are outstanding, the Corporation shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section 10.2 of these share provisions:

(a)                                  pay any dividends on the Common Shares, the Second Preferred Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Common Shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

(b)                                 redeem or purchase or make any capital distribution in respect of the Common Shares, the Second Preferred Shares or any other shares ranking junior to the Exchangeable Shares;

(c)                                  redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d)                                 issue any shares, other than Exchangeable Shares, Common Shares or Second Preferred Shares, which rank superior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution.

The restrictions in Sections 7.1(a), (b) and (c) above shall only be applicable if dividends which have been declared on the outstanding Exchangeable Shares have not been paid as provided for herein.

ARTICLE 8
PURCHASE FOR CANCELLATION

8.1                               Subject to applicable law and notwithstanding Section 8.2 and Section 8.3, the Corporation may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private agreement with any holder of Exchangeable Shares for consideration consisting of cash .

8.2                               Subject to applicable law, the Corporation may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares at any price by tender to all the holders of record of Exchangeable Shares then outstanding or through the facilities of any stock exchange on which the Exchangeable Shares are listed or quoted at any price per share. If in response to an invitation for tenders under the provisions of this Section 8.2, more Exchangeable Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, the Exchangeable Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices.  If part only of the Exchangeable Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

8.3                               Subject to applicable law, the Corporation by notice from time to time to ARC Energy Trust or ARC Subco, as applicable, shall be entitled at any time to redeem all or any part of the Exchangeable Shares held by ARC Energy Trust or ARC Subco which were acquired by them pursuant to the Call Rights, the Exchange Rights or the Automatic Exchange Rights (as defined in the Voting and Exchange Trust Agreement) in exchange for the delivery of ARC Energy Units (the “Delivered ARC Energy Units”) to or for the account of a holder(s) of Exchangeable Shares.  The Exchangeable Shares to be redeemed as set forth in this Section 8.3 shall be acquired by the Corporation in exchange for the issue by the Corporation to ARC Energy Trust or ARC Subco, as applicable of a promissory note in the principal amount equal to the fair market value of the Delivered ARC Energy Units (where the fair market value of the Delivered ARC Energy Units is determined by multiplying the number of Delivered ARC Energy Units by the weighted average trading price of an ARC Energy Unit on the TSX for the ten trading days preceding the date of purchase by ARC Energy Trust or ARC Subco, as applicable of such Delivered ARC Energy Units).  All Exchangeable Shares which are redeemed as set forth in this Section 8.3 shall be cancelled by the Corporation.

ARTICLE 9
VOTING RIGHTS

9.1                               Except as required by applicable law and by Article 10 hereof, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

ARTICLE 10
AMENDMENT AND APPROVAL

10.1                        The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed but only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

10.2                        Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution (other than the Exchangeable Shares held by ARC Energy Trust, ARC Subco or any of their respective subsidiaries and other affiliates) at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 10% of the outstanding Exchangeable Shares (other than the Exchangeable Shares held by ARC Energy Trust, ARC Subco or any of their respective subsidiaries and other affiliates) at that time are present or represented by proxy; provided that if at any such meeting holders of at least 10% of such outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such place and time (not less than ten days later) as may be designated by the Chairman of such meeting. At such adjourned meeting the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares.

ARTICLE 11
RECIPROCAL CHANGES, ETC. IN RESPECT OF ARC ENERGY UNITS

11.1                        Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that the number of ARC Energy Units for which the Exchangeable Shares are exchangeable shall, in addition to being adjusted from time to time to conform to the Exchange Ratio, be simultaneously adjusted on an economically equivalent basis if ARC Energy Trust:

(a)                                  issues or distributes ARC Energy Units (or securities exchangeable for or convertible into or carrying rights to acquire ARC Energy Units) to the holders of all or substantially all of the then outstanding ARC Energy Units by way of stock distribution or other distribution, other than an issue of ARC Energy Units (or securities exchangeable for or convertible into or carrying rights to acquire ARC Energy Units) to holders of ARC Energy Units who exercise an option to receive distributions in ARC Energy Units (or securities exchangeable for or convertible into or carrying rights to acquire ARC Energy Units) in lieu of receiving cash distributions;

(b)                                 issues or distributes rights, options or warrants to the holders of all or substantially all of the then outstanding ARC Energy Units entitling them to subscribe for or to purchase ARC Energy Units (or securities exchangeable for or convertible into or carrying rights to acquire ARC Energy Units); or

(c)                                  issues or distributes to the holders of all or substantially all of the then outstanding ARC Energy Units:

(i)                                   securities of ARC Energy Trust of any class other than ARC Energy Units (other than securities convertible into or exchangeable for or carrying rights to acquire ARC Energy Units);

(ii)                                rights, options or warrants other than those referred to in Section 11.1(b) above;

(iii)                           evidences of indebtedness of ARC Energy Trust; or

(iv)                            assets of ARC Energy Trust other than Distributions which result in an adjustment to the Exchange Ratio,

(d)                                 subdivides, redivides or changes the then outstanding ARC Energy Units into a greater number of ARC Energy Units;

(e)                                  reduces, combines, consolidates or changes the then outstanding ARC Energy Units into a lesser number of ARC Energy Units; or

(f)                                    reclassifies or otherwise changes the ARC Energy Units or effects an amalgamation, merger, reorganization or other transaction affecting the ARC Energy Units.

The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions.

ARTICLE 12
ACTIONS BY THE CORPORATION UNDER SUPPORT AGREEMENT

12.1                        The Corporation shall take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by the Corporation, ARC Energy Trust and ARC Subco with all provisions of the Support Agreement applicable to the Corporation, ARC Energy Trust and ARC Subco, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Corporation all rights and benefits in favour of the Corporation under or pursuant to such agreement.

12.2                        The Corporation shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(a)                                  adding to the covenants of the other parties to such agreement for the protection of the Corporation or the holders of the Exchangeable Shares thereunder;

(b)                                 making such provisions or modifications not inconsistent with such agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such provisions and modifications shall not be prejudicial to the interests of the holders of the Exchangeable Shares; or

(c)                                  making such changes in or corrections to such agreement which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such changes or corrections shall not be prejudicial to the interests of the holders of the Exchangeable Shares.

ARTICLE 13
LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS

13.1                        The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the Call Rights and the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights and exchange rights thereunder).

13.2                        Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right, the

Retraction Call Right and the Redemption Call Right, in each case, in favour of ARC Energy Trust and ARC Subco, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of ARC Energy Trust and ARC Subco as therein provided.

13.3                        The Corporation, ARC Energy Trust, ARC Subco and the Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Exchangeable Shares such amounts as the Corporation, ARC Energy Trust, ARC Subco or the Transfer Agent is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada) or any provision of provincial, local or foreign tax law, in each case, as amended.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.  To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash consideration otherwise, if any, payable to the holder, the Corporation, ARC Energy Trust, ARC Subco and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Corporation, ARC Energy Trust, ARC Subco or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and the Corporation, ARC Energy Trust, ARC Subco or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

ARTICLE 14
NON-RESIDENT HOLDERS

14.1                        Notwithstanding anything contained in these share provisions the obligation of the Corporation, ARC Energy Trust or ARC Subco to pay the Retraction Price, Purchase Price, Liquidation Price or Redemption Price, other than in circumstances where the Corporation, ARC Energy Trust or ARC Subco elects to pay the Redemption Price in cash, in respect of Exchangeable Shares held by a person whom the Transfer Agent believes is a U.S. Person or a resident of any foreign country, shall be satisfied by delivering the ARC Energy Units which would have been received by the affected holder to the Transfer Agent who shall sell such ARC Energy Units on the stock exchange on which the ARC Energy Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares.

ARTICLE 15
SPECIFIED AMOUNT

15.1                        The amount specified in respect of each Exchangeable Share for the purposes of subsection 191(4) of the Income Tax Act (Canada) shall be an amount equal to the fair market value of 1.92377 ARC Energy Units on the Effective Date.

ARTICLE 16
NO FRACTIONAL ENTITLEMENTS

16.1                        Notwithstanding anything contained in this Agreement including, without limitation, Articles 4, 5 or 6, no holder of an Exchangeable Share shall be entitled to and neither the Corporation, ARC Energy Trust, ARC Subco nor the Trustee shall deliver fractions of ARC Energy Units.  Where the application of the provisions of this Agreement, including, without limitation, Articles 4, 5 and 6 would otherwise result in a holder of Exchangeable Shares receiving a fraction of an ARC Energy Unit, such holder of Exchangeable Shares shall only be entitled to receive the nearest whole number of ARC Energy Units.

ARTICLE 17
NOTICES

17.1                        Any notice, request or other communication to be given to the Corporation by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the registered office of the Corporation and addressed to the attention of the President of the Corporation. Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Corporation.

17.2                        Any presentation and surrender by a holder of Exchangeable Shares to the Corporation or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case, addressed to the attention of the President of the Corporation. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Corporation or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail shall be at the sole risk of the holder mailing the same.

17.3                        Any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Corporation shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the register of shareholders of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be taken by the Corporation pursuant thereto.

SCHEDULE A

RETRACTION REQUEST

[TO BE PRINTED ON EXCHANGEABLE SHARE CERTIFICATES]

To                                 ARC Resources Ltd., ARC Energy Trust and ARC Subco

This notice is given pursuant to Article 4 of the provisions (the “Share Provisions”) attaching to the Exchangeable Shares of ARC Resources Ltd. represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions.

The undersigned hereby notifies ARC Resources Ltd. that, subject to the Retraction Call Right referred to below, the undersigned desires to have ARC Resources Ltd. redeem in accordance with Article 4 of the Share Provisions:

☐                                    all share(s) represented by this certificate; or

☐                                                          share(s) of the shares represented by this certificate.

NOTE:         The Retraction Date shall be the date that is three Business Days after the date upon which this notice is received by ARC Resources Ltd.

The undersigned acknowledges the overriding Retraction Call Right of ARC Energy Trust and 908563 Alberta Ltd. to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable Retraction Offer by the undersigned to sell the Retracted Shares to ARC Energy Trust and ARC Subco in accordance with the Retraction Call Right on the Retraction Date for the Purchase Price and on the other terms and conditions set out in Section 4.3 of the Share Provisions.  This Retraction Request, and this Retraction Offer to sell the Retracted Shares to ARC Energy Trust and ARC Subco, may be revoked and withdrawn by the undersigned only by notice in writing given to ARC Resources Ltd. at any time before the close of business on the Business Day immediately preceding the Retraction Date.

The undersigned acknowledges that if, as a result of solvency provisions of applicable law, ARC Resources Ltd. is unable to redeem all Retracted Shares, the undersigned will be deemed to have exercised the Exchange Rights (as defined in the Voting and Exchange Trust Agreement) so as to require ARC Energy Trust or ARC Subco to purchase the unredeemed Retracted Shares.

The undersigned hereby represents and warrants to ARC Resources Ltd., ARC Energy Trust and ARC Subco that the undersigned:

☐                                    is

(select one)

☐                                    is not

a non-resident of Canada for purposes of the Income Tax Act (Canada).  The undersigned acknowledges that in the absence of an indication that the undersigned is not a non-resident of Canada, withholding on account of Canadian tax may be made from amounts payable to the undersigned on the redemption or purchase of the Retracted Shares.

The undersigned hereby represents and warrants to ARC Resources Ltd., ARC Energy Trust and ARC Subco that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by ARC Resources Ltd., ARC Energy Trust or ARC Subco, as the case may be, free and clear of all liens, claims and encumbrances.

(Date)	(Signature of Shareholder)	(Guarantee of Signature)

☐                                                 Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the shareholder as it appears on the register.

NOTE:         This panel must be completed and this certificate, together with such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent.  The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of ARC Resources Ltd. and the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.

Date:

Name of Person in Whose Name Securities Are to be Registered or Delivered (please print):

Street Address or P.O. Box:

Social Insurance Number:

Signature of Shareholder:

City, Province and Postal Code:

Signature Guaranteed by:

NOTE:         If this Retraction Request is for less than all of the shares represented by this certificate, a certificate representing the remaining share(s) of ARC Resources Ltd. represented by this certificate will be issued and registered in the name of the shareholder as it appears on the register of ARC Resources Ltd., unless the Share Transfer Power on the share certificate is duly completed in respect of such share(s).

SECOND PREFERRED SHARES, SERIES 1

The first series of Second Preferred Shares of the Corporation shall consist of One Hundred Fifty Thousand (150,000) shares, shall be designated as Second Preferred Shares, Series 1 (the “Second Preferred Shares, Series 1”) and, in addition to the rights, privileges, restrictions and conditions attached to the Second Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.00                                                                        INTERPRETATION

1.01                                                                        In these provisions, unless the context otherwise requires:

(a)                                  “accrued and unpaid dividends” means, at any particular date, dividends which have been declared by the Board of Directors;

(b)                                 “applicable law” means the law applicable to the Corporation, including the Business Corporations Act (Alberta) and any successor statute, as the same may from time to time be in force;

(c)                                  “Business Day” means a day other than a Saturday, a Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which the Corporation’s registered office is located; and

(d)                                 “Stated Value” in respect of a Second Preferred Share, Series 1 means, subject to adjustment as set forth in Section 10.01, $1,000.

1.02                                                                        In the event that any day on which any dividend on Second Preferred Shares, Series 1 is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation hereunder, is not a Business Day, then such dividend shall be payable, or such other actions shall be required to be taken, on or by the next succeeding day that is a Business Day.

2.00                                                                        DIVIDENDS

2.01                                                                        The holders of Second Preferred Shares, Series 1, in priority to the Common Shares and all other shares ranking junior to the Second Preferred Shares (including Second Preferred Shares, Series 1) with respect to the payment of dividends shall be entitled to receive in each calendar year and the Corporation shall pay thereon, as and when declared by the Board of Directors out of the assets of the Corporation properly applicable to the payment of dividends, fixed preferential noncumulative cash dividends at the rate of 4% per annum on the Stated Value per share.  The Board of Directors shall be entitled from time to time to declare part of the said preferential noncumulative cash dividend for any financial year notwithstanding that such dividend for such financial year shall not be declared in full.  If within four (4) months after the expiration of any financial year of the Corporation the Board of Directors in its discretion does not declare the said dividend or any part thereof on the Second Preferred Shares, Series 1 for the financial year, then the rights of the holders of the Second Preferred Shares, Series 1 to such dividend or to any undeclared part thereof for such financial year shall be forever extinguished.  The holders of the Second Preferred Shares, Series 1 shall not be entitled to any dividends other than or in excess of the preferential noncumulative dividends hereinbefore provided and any dividend that may be declared payable on the Second Preferred Shares, Series 1 shall be considered declared and payable only to holders of the Second Preferred Shares, Series 1 and not to holders of any other class of shares of the Corporation.  No dividend shall at any time be declared and paid on or set apart for payment on the Second Preferred Shares, Series 1 unless and until a dividend in respect of such financial year in the same amount per share is also declared and paid or set apart for payment on the Second Preferred Shares,

Series 2.  No dividend shall at any time be declared and paid on or set apart for payment on the Common Shares or any other shares ranking junior to the Second Preferred Shares (including Second Preferred Shares, Series 1) in any financial year unless and until the preferential noncumulative dividend on all of the Second Preferred Shares (including Second Preferred Shares, Series 1) outstanding in respect of such financial year has been declared and paid or set apart for payment.

2.02                                                                        If on any date on which dividends are to be paid the dividends payable on such date are not paid in full on the Second Preferred Shares, Series 1 then issued and outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient monies properly applicable to the payment of such dividends and in priority to dividends on the Common Shares and on all other shares ranking junior to the Second Preferred Shares (including Second Preferred Shares, Series 1) with respect to the payment of dividends.

2.03                                                                        Dividends (less any tax required to be withheld by the Corporation) on the Second Preferred Shares, Series 1 shall be paid by cheque payable in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means that the Corporation deems desirable.

3.00                                                                        REDEMPTION

3.01                                                                        Subject to applicable law, the Corporation shall have the right to redeem at any time all, or from time to time any part, of the then outstanding Second Preferred Shares, Series 1 at a price per share equal to the Stated Value, together with all accrued and unpaid dividends thereon up to the date fixed for redemption, (the whole amount being herein referred to as the “redemption price”).

3.02                                                                        On any redemption of Second Preferred Shares, Series 1 under this Article 3.00, the Corporation shall give, in the manner provided in Section 12.01 on or prior to the date fixed for redemption, a notice in writing of the intention of the Corporation to redeem Second Preferred Shares, Series 1 to each person who at the date of giving of such notice is a registered holder of Second Preferred Shares, Series 1 to be redeemed.  Such notice shall set out the calculation of the redemption price, the date fixed for redemption and, unless all the Second Preferred Shares, Series 1 held by the holder to whom it is addressed are to be redeemed, the number of such shares so held which are to be redeemed.

3.03                                                                        The redemption price (less any tax required to be withheld by the Corporation) shall be paid by cheque payable in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being or by such other reasonable means as the Corporation deems desirable.  The mailing of such cheque from the Corporation’s registered office, or the principal office in Calgary of the registrar of the Second Preferred Shares, Series 1, if any, or the payment by such other reasonable means as the Corporation deems desirable, on or before the date fixed for redemption shall be deemed to be payment of the redemption price represented thereby on such date fixed for redemption unless the cheque is not paid upon presentation or payment by such other means is not received.

3.04                                                                        If a part only of the Second Preferred Shares, Series 1 represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

3.05                                                                        From and after the date fixed for redemption, the Second Preferred Shares, Series 1 called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation.

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3.06                                                                        Second Preferred Shares, Series 1 which are redeemed or deemed to be redeemed in accordance with this Article 3.00 shall, subject to applicable law, be and be deemed to be cancelled and shall not be reissued.

4.00                                                                        RETRACTION

4.01                                                                        Subject to applicable law, each registered holder of Second Preferred Shares, Series 1 shall be entitled to require the Corporation to retract at any time any Second Preferred Shares, Series 1 tendered as hereinafter provided at a price per share equal to the Stated Value, together with all accrued and unpaid dividends thereon up to the retraction date, (the whole amount being herein referred to as the “retraction price”) the whole subject to the provisions which follow.  A holder of Second Preferred Shares, Series 1 wishing to exercise the retraction privilege must give the Corporation notice as to the number of Second Preferred Shares, Series 1 which the holder elects to have so purchased and deposit such certificate(s) representing the Second Preferred Shares, Series 1 which the holder elects to have so purchased not later than 2 Business Days immediately before the date on which the holder wishes to exercise the retraction privilege (being herein referred to as the “retraction date”) with the Secretary of the Corporation, whereupon the deposit will be irrevocable except in the event that the Corporation otherwise agrees or to the extent that the Corporation fails to retract the shares in respect of which the deposit was made on or before the retraction date.

4.02                                                                        The retraction price (less any tax required to be withheld by the Corporation) shall be paid by cheque payable in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being.

4.03                                                                        If part only of the Second Preferred Shares, Series 1 represented by any certificate are to be retracted, a new certificate for the balance shall be issued at the expense of the Corporation.

4.04                                                                        From and after the retraction date, the Second Preferred Shares, Series 1 retracted shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the retraction price shall not be duly made by the Corporation.

4.05                                                                        Second Preferred Shares, Series 1 which are retracted or deemed to be retracted in accordance with this Article 4.00 shall, subject to applicable law, be and be deemed to be cancelled and shall not be reissued.

5.00                                                                        LIQUIDATION

5.01                                                                        In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of Second Preferred Shares, Series 1 shall be entitled to receive an amount per Second Preferred Share, Series 1 equal to the Stated Value per share, together with any accrued and unpaid dividends to the date of commencement of any such liquidation, dissolution, winding-up or other distribution of the assets of the Corporation, to be paid all such money before any money shall be paid or property or assets distributed to the holders of any Common Shares or other shares in the capital of the Corporation ranking junior to the Second Preferred Shares (including Second Preferred Shares, Series 1) with respect to return of capital.

5.02                                                                        After payment to the holders of the Second Preferred Shares, Series 1 of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

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6.00                                                                        RESTRICTIONS

6.01                                                                        So long as any Second Preferred Shares, Series 1 are outstanding the Corporation shall not, without the approval of the holders of the Second Preferred Shares, Series 1 given in the manner provided under Section 12.01:

(a)                                  issue any shares ranking prior to or on a parity with the Second Preferred Shares (including Second Preferred Shares, Series 1) as to the payment of dividends or the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs;

(b)                                 declare, pay, or set aside for payment, any dividends on the Common Shares or on any other shares of the Corporation ranking junior to the Second Preferred Shares, Series 1 as to the payment of dividends;

(c)                                  set aside any money or make any payments for any sinking fund or other retirement fund applicable to any shares of the Corporation ranking junior to the Second Preferred Shares, Series 1 as to the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs;

(d)                                 redeem, purchase or make any capital distribution in respect of less than all of the Second Preferred Shares, Series 1;

(e)                                  (except out of net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Second Preferred Shares, Series 1) redeem, purchase or make any capital distribution in respect of the Common Shares or any other shares of the Corporation ranking junior to the Second Preferred Shares, Series 1 as to the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs; or

(f)                                    redeem, purchase or make any capital distribution in respect of (except in connection with any purchase obligation, sinking fund, retraction privilege or mandatory redemption requirement) any shares of the Corporation ranking on a parity with the Second Preferred Shares, Series 1 as to the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs;

unless all dividends which have been declared, have been paid or set apart for payment in respect of the Second Preferred Shares, Series 1 and all other shares ranking senior to or on a parity with the Second Preferred Shares (including Second Preferred Shares, Series 1) in respect of the payment of dividends.

6.02                                                                        Nothing in Section 6.01 shall apply to hinder or prevent, and authorization is hereby given for, any of the actions referred to in such Section if consented to, or approved by, the holders of the Second Preferred Shares, Series 1 in the manner hereinafter specified or if all the outstanding Second Preferred Shares, Series 1 have been duly called for redemption and the redemption price paid in full or the amount required to pay the redemption price in full has been set aside for payment on or before the date fixed for redemption.

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7.00                                                                        VOTING RIGHTS

7.01                                                                        Subject to applicable law, the holders of the Second Preferred Shares, Series 1 shall not be entitled as such to any voting rights or to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

8.00                                                                        AMENDMENTS

8.01                                                                        The rights, privileges, restrictions and conditions attached to the Second Preferred Shares, Series 1 may be amended, modified, suspended, altered or repealed but only if consented to, or approved by, the holders of the Second Preferred Shares, Series 1 in the manner hereinafter specified and in accordance with any requirements of applicable law.

9.00                                                                        APPROVAL BY HOLDERS OF SECOND PREFERRED SHARES, SERIES 1

9.01                                                                        For the purpose of Section 9.01, any consent or approval given by the holders of Second Preferred Shares, Series 1 shall be deemed to have been sufficiently given if it shall have been given in writing by all the holders of the outstanding Second Preferred Shares, Series 1 or by a resolution passed at a meeting of holders of Second Preferred Shares, Series 1 duly called and held upon not less than 21 days’ notice in writing to the holders at which the holders of at least 20% of the outstanding Second Preferred Shares, Series 1 are present or are represented by proxy and carried by the affirmative vote of not less than two-thirds of the votes cast at such meeting.  If at any such meeting the holders of at least 20% of the outstanding Second Preferred Shares, Series 1 are not present or represented by proxy within one-half hour after the time appointed for such meeting then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman.  At such adjourned meeting the holders of Second Preferred Shares, Series 1 present or represented by proxy may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast at such meeting shall constitute the consent or approval of the holders of Second Preferred Shares, Series 1.  On every ballot cast at every meeting every holder of a Second Preferred Shares, Series 1 shall be entitled to one vote in respect of each Second Preferred Share, Series 1 held.  Subject to the foregoing, the formalities to be observed in respect of the giving or waiving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation.

10.00                                                                 ADJUSTMENT OF STATED VALUE

10.01                                                                 The Stated Value of $1,000 in respect of each Second Preferred Share, Series 1 is intended to represent the fair market value at the time of issue of the Second Preferred Share, Series 1, as determined by the Board of Directors of the Corporation, of the consideration received by the Corporation in respect of the issue of that Second Preferred Share, Series 1 or the fair market value as determined by the Board of Directors of the Corporation of any issued share of the Corporation exchanged or converted into such Second Preferred Share, Series 1; provided that if at a particular time, the fair market value of such consideration should be determined, whether:

(a)                                  bona fide agreement between the Corporation and the holders of the Second Preferred Shares, Series 1; or

(b)                                 by agreement among the Corporation, the holders of the Second Preferred Shares, Series 1 and Canada Revenue Agency; or

(c)                                  by a court of competent jurisdiction from which no appeal lies;

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to be different from the fair market value determined by the Board of Directors, the fair market value of such consideration shall be adjusted by being increased or decreased so as to equal the fair market value so determined and will be effective as of the time the Second Preferred Share, Series 1 was issued, and the Stated Value per share shall be appropriately adjusted and any shortfall or excess of dividends paid on the adjusted Stated Value will be a debt owing from the Corporation to the shareholder or vice versa as the case may be. The adjustment provision herein contained shall continue to apply from and after the date upon which a particular Second Preferred Share, Series 1 was issued notwithstanding any transfer, repurchase, redemption, cancellation or other disposition of the Second Preferred Share, Series 1.  An adjustment pursuant to paragraph (a) hereof shall preclude adjustment pursuant to paragraph (a) and adjustment pursuant to paragraph (c) hereof shall be final and binding.

11.00                                                                 PROTECTION OF PREFERENTIAL RIGHT

11.01                                                                 Notwithstanding anything to the contrary herein contained, no dividends, or other payment or distribution (including, without limiting the generality of the term, payments or distributions for purchases, acquisitions and redemptions) shall be made to the holders as such of shares in the capital stock of the Corporation other than Second Preferred Shares (including Second Preferred Shares, Series 1) if the payment or distribution thereof would result in the realizable value of the Corporation’s assets, net of liabilities being less than the total of the redemption price of the outstanding Second Preferred Shares (including Second Preferred Shares, Series 1).  In addition, the Corporation shall not purchase or redeem any Second Preferred Shares (including Second Preferred Shares, Series 1) for an amount which is less than the lesser of their redemption price and the realizable value of the Corporation’s assets net of liabilities immediately before such purchase or redemption.

12.00                                                                 NOTICES

12.01                                                                 Any notice required to be given under the provisions attaching to the Second Preferred Shares, Series 1 to holders thereof shall be given by delivery to each holder at the last address of such holder as it appears on the books of the Corporation.

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SECOND PREFERRED SHARES, SERIES 2

The second series of Second Preferred Shares of the Corporation shall consist of One Hundred Fifty Thousand (150,000) shares, shall be designated as Second Preferred Shares, Series 2 (the “Second Preferred Shares, Series 2”) and, in addition to the rights, privileges, restrictions and conditions attached to the Second Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.00                                                                        INTERPRETATION

1.01                                                                        In these provisions, unless the context otherwise requires:

(a)                                  “accrued and unpaid dividends” means, at any particular date, dividends which have been declared by the Board of Directors;

(b)                                 “applicable law” means the law applicable to the Corporation, including the Business Corporations Act (Alberta) and any successor statute, as the same may from time to time be in force;

(c)                                  “Business Day” means a day other than a Saturday, a Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which the Corporation’s registered office is located; and

(d)                                 “Stated Value” in respect of a Second Preferred Share, Series 2 means, subject to adjustment as set forth in Section 10.01, $1,000.

1.02                                                                        In the event that any day on which any dividend on Second Preferred Shares, Series 2 is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation hereunder, is not a Business Day, then such dividend shall be payable, or such other actions shall be required to be taken, on or by the next succeeding day that is a Business Day.

2.00                                                                        DIVIDENDS

2.01                                                                        The holders of Second Preferred Shares, Series 2, in priority to the Common Shares and all other shares ranking junior to the Second Preferred Shares (including Second Preferred Shares, Series 2) with respect to the payment of dividends shall be entitled to receive in each calendar year and the Corporation shall pay thereon, as and when declared by the Board of Directors out of the assets of the Corporation properly applicable to the payment of dividends, fixed preferential noncumulative cash dividends at the rate of 4% per annum on the Stated Value per share.  The Board of Directors shall be entitled from time to time to declare part of the said preferential noncumulative cash dividend for any financial year notwithstanding that such dividend for such financial year shall not be declared in full.  If within four (4) months after the expiration of any financial year of the Corporation the Board of Directors in its discretion does not declare the said dividend or any part thereof on the Second Preferred Shares, Series 2 for the financial year, then the rights of the holders of the Second Preferred Shares, Series 2 to such dividend or to any undeclared part thereof for such financial year shall be forever extinguished.  The holders of the Second Preferred Shares, Series 2 shall not be entitled to any dividends other than or in excess of the preferential noncumulative dividends hereinbefore provided and any dividend that may be declared payable on the Second Preferred Shares, Series 2 shall be considered declared and payable only to holders of the Second Preferred Shares, Series 2 and not to holders of any other class of shares of the Corporation.  No dividend shall at any time be declared and paid on or set apart for payment on the Second Preferred Shares, Series 2 unless and until a dividend in respect of such financial year in the same amount per share is also declared and paid or set apart for payment on the Second Preferred Shares,

Series 1.  No dividend shall at any time be declared and paid on or set apart for payment on the Common Shares or any other shares ranking junior to the Second Preferred Shares (including Second Preferred Shares, Series 2) in any financial year unless and until the preferential noncumulative dividend on all of the Second Preferred Shares (including Second Preferred Shares, Series 2) outstanding in respect of such financial year has been declared and paid or set apart for payment.

2.02                                                                        If on any date on which dividends are to be paid the dividends payable on such date are not paid in full on the Second Preferred Shares, Series 2 then issued and outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient monies properly applicable to the payment of such dividends and in priority to dividends on the Common Shares and on all other shares ranking junior to the Second Preferred Shares (including Second Preferred Shares, Series 2) with respect to the payment of dividends.

2.03                                                                        Dividends (less any tax required to be withheld by the Corporation) on the Second Preferred Shares, Series 2 shall be paid by cheque payable in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means that the Corporation deems desirable.

3.00                                                                        REDEMPTION

3.01                                                                        Subject to applicable law, the Corporation shall have the right to redeem at any time all, or from time to time any part, of the then outstanding Second Preferred Shares, Series 2 at a price per share equal to the Stated Value, together with all accrued and unpaid dividends thereon up to the date fixed for redemption, (the whole amount being herein referred to as the “redemption price”).

3.02                                                                        On any redemption of Second Preferred Shares, Series 2 under this Article 3.00, the Corporation shall give, in the manner provided in Section 12.01 on or prior to the date fixed for redemption, a notice in writing of the intention of the Corporation to redeem Second Preferred Shares, Series 2 to each person who at the date of giving of such notice is a registered holder of Second Preferred Shares, Series 2 to be redeemed.  Such notice shall set out the calculation of the redemption price, the date fixed for redemption and, unless all the Second Preferred Shares, Series 2 held by the holder to whom it is addressed are to be redeemed, the number of such shares so held which are to be redeemed.

3.03                                                                        The redemption price (less any tax required to be withheld by the Corporation) shall be paid by cheque payable in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being or by such other reasonable means as the Corporation deems desirable.  The mailing of such cheque from the Corporation’s registered office, or the principal office in Calgary of the registrar of the Second Preferred Shares, Series 2, if any, or the payment by such other reasonable means as the Corporation deems desirable, on or before the date fixed for redemption shall be deemed to be payment of the redemption price represented thereby on such date fixed for redemption unless the cheque is not paid upon presentation or payment by such other means is not received.

3.04                                                                        If a part only of the Second Preferred Shares, Series 2 represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

3.05                                                                        From and after the date fixed for redemption, the Second Preferred Shares, Series 2 called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be duly made by the Corporation.

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3.06                                                                        Second Preferred Shares, Series 2 which are redeemed or deemed to be redeemed in accordance with this Article 3.00 shall, subject to applicable law, be and be deemed to be cancelled and shall not be reissued.

4.00                                                                        RETRACTION

4.01                                                                        Subject to applicable law, each registered holder of Second Preferred Shares, Series 2 shall be entitled to require the Corporation to retract at any time any Second Preferred Shares, Series 2 tendered as hereinafter provided at a price per share equal to the Stated Value, together with all accrued and unpaid dividends thereon up to the retraction date, (the whole amount being herein referred to as the “retraction price”) the whole subject to the provisions which follow.  A holder of Second Preferred Shares, Series 2 wishing to exercise the retraction privilege must give the Corporation notice as to the number of Second Preferred Shares, Series 2 which the holder elects to have so purchased and deposit such certificate(s) representing the Second Preferred Shares, Series 2 which the holder elects to have so purchased not later than 2 Business Days immediately before the date on which the holder wishes to exercise the retraction privilege (being herein referred to as the “retraction date”) with the Secretary of the Corporation, whereupon the deposit will be irrevocable except in the event that the Corporation otherwise agrees or to the extent that the Corporation fails to retract the shares in respect of which the deposit was made on or before the retraction date.

4.02                                                                        The retraction price (less any tax required to be withheld by the Corporation) shall be paid by cheque payable in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being.

4.03                                                                        If part only of the Second Preferred Shares, Series 2 represented by any certificate are to be retracted, a new certificate for the balance shall be issued at the expense of the Corporation.

4.04                                                                        From and after the retraction date, the Second Preferred Shares, Series 2 retracted shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the retraction price shall not be duly made by the Corporation.

4.05                                                                        Second Preferred Shares, Series 2 which are retracted or deemed to be retracted in accordance with this Article 4.00 shall, subject to applicable law, be and be deemed to be cancelled and shall not be reissued.

5.00                                                                        LIQUIDATION

5.01                                                                        In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of Second Preferred Shares, Series 2 shall be entitled to receive an amount per Second Preferred Share, Series 2 equal to the Stated Value per share, together with any accrued and unpaid dividends to the date of commencement of any such liquidation, dissolution, winding-up or other distribution of the assets of the Corporation, to be paid all such money before any money shall be paid or property or assets distributed to the holders of any Common Shares or other shares in the capital of the Corporation ranking junior to the Second Preferred Shares (including Second Preferred Shares, Series 2) with respect to return of capital.

5.02                                                                        After payment to the holders of the Second Preferred Shares, Series 2 of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

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6.00                                                                        RESTRICTIONS

6.01                                                                        So long as any Second Preferred Shares, Series 2 are outstanding the Corporation shall not, without the approval of the holders of the Second Preferred Shares, Series 2 given in the manner provided under Section 12.01:

(a)                                  issue any shares ranking prior to or on a parity with the Second Preferred Shares (including Second Preferred Shares, Series 2) as to the payment of dividends or the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs;

(b)                                 declare, pay, or set aside for payment, any dividends on the Common Shares or on any other shares of the Corporation ranking junior to the Second Preferred Shares, Series 2 as to the payment of dividends;

(c)                                  set aside any money or make any payments for any sinking fund or other retirement fund applicable to any shares of the Corporation ranking junior to the Second Preferred Shares, Series 2 as to the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs;

(d)                                 redeem, purchase or make any capital distribution in respect of less than all of the Second Preferred Shares, Series 2;

(e)                                  (except out of net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Second Preferred Shares, Series 2) redeem, purchase or make any capital distribution in respect of the Common Shares or any other shares of the Corporation ranking junior to the Second Preferred Shares, Series 2 as to the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs; or

(f)                                    redeem, purchase or make any capital distribution in respect of (except in connection with any purchase obligation, sinking fund, retraction privilege or mandatory redemption requirement) any shares of the Corporation ranking on a parity with the Second Preferred Shares, Series 2 as to the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs;

unless all dividends which have been declared, have been paid or set apart for payment in respect of the Second Preferred Shares, Series 2 and all other shares ranking senior to or on a parity with the Second Preferred Shares (including Second Preferred Shares, Series 2) in respect of the payment of dividends.

6.02                                                                        Nothing in Section 6.01 shall apply to hinder or prevent, and authorization is hereby given for, any of the actions referred to in such Section if consented to, or approved by, the holders of the Second Preferred Shares, Series 2 in the manner hereinafter specified or if all the outstanding Second Preferred Shares, Series 2 have been duly called for redemption and the redemption price paid in full or the amount required to pay the redemption price in full has been set aside for payment on or before the date fixed for redemption.

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7.00                                                                        VOTING RIGHTS

7.01                                                                        Subject to applicable law, the holders of the Second Preferred Shares, Series 2 shall not be entitled as such to any voting rights or to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

8.00                                                                        AMENDMENTS

8.01                                                                        The rights, privileges, restrictions and conditions attached to the Second Preferred Shares, Series 2 may be amended, modified, suspended, altered or repealed but only if consented to, or approved by, the holders of the Second Preferred Shares, Series 2 in the manner hereinafter specified and in accordance with any requirements of applicable law.

9.00                                                                        APPROVAL BY HOLDERS OF SECOND PREFERRED SHARES, SERIES 2

9.01                                                                        For the purpose of Section 9.01, any consent or approval given by the holders of Second Preferred Shares, Series 2 shall be deemed to have been sufficiently given if it shall have been given in writing by all the holders of the outstanding Second Preferred Shares, Series 2 or by a resolution passed at a meeting of holders of Second Preferred Shares, Series 2 duly called and held upon not less than 21 days’ notice in writing to the holders at which the holders of at least 20% of the outstanding Second Preferred Shares, Series 2 are present or are represented by proxy and carried by the affirmative vote of not less than two-thirds of the votes cast at such meeting.  If at any such meeting the holders of at least 20% of the outstanding Second Preferred Shares, Series 2 are not present or represented by proxy within one-half hour after the time appointed for such meeting then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman.  At such adjourned meeting the holders of Second Preferred Shares, Series 2 present or represented by proxy may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast at such meeting shall constitute the consent or approval of the holders of Second Preferred Shares, Series 2.  On every ballot cast at every meeting every holder of a Second Preferred Shares, Series 1 shall be entitled to one vote in respect of each Second Preferred Share, Series 2 held.  Subject to the foregoing, the formalities to be observed in respect of the giving or waiving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation.

10.00                                                                 ADJUSTMENT OF STATED VALUE

10.01                                                                 The Stated Value of $1,000 in respect of each Second Preferred Share, Series 2 is intended to represent the fair market value at the time of issue of the Second Preferred Share, Series 2, as determined by the Board of Directors of the Corporation, of the consideration received by the Corporation in respect of the issue of that Second Preferred Share, Series 2 or the fair market value as determined by the Board of Directors of the Corporation of any issued share of the Corporation exchanged or converted into such Second Preferred Share, Series 2; provided that if at a particular time, the fair market value of such consideration should be determined, whether:

(a)                                  bona fide agreement between the Corporation and the holders of the Second Preferred Shares, Series 2; or

(b)                                 by agreement among the Corporation, the holders of the Second Preferred Shares, Series 2 and Canada Revenue Agency; or

(c)                                  by a court of competent jurisdiction from which no appeal lies;

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to be different from the fair market value determined by the Board of Directors, the fair market value of such consideration shall be adjusted by being increased or decreased so as to equal the fair market value so determined and will be effective as of the time the Second Preferred Share, Series 2 was issued, and the Stated Value per share shall be appropriately adjusted and any shortfall or excess of dividends paid on the adjusted Stated Value will be a debt owing from the Corporation to the shareholder or vice versa as the case may be. The adjustment provision herein contained shall continue to apply from and after the date upon which a particular Second Preferred Share, Series 2 was issued notwithstanding any transfer, repurchase, redemption, cancellation or other disposition of the Second Preferred Share, Series 2.  An adjustment pursuant to paragraph (a) hereof shall preclude adjustment pursuant to paragraph (a) and adjustment pursuant to paragraph (c) hereof shall be final and binding.

11.00                                                                 PROTECTION OF PREFERENTIAL RIGHT

11.01                                                                 Notwithstanding anything to the contrary herein contained, no dividends, or other payment or distribution (including, without limiting the generality of the term, payments or distributions for purchases, acquisitions and redemptions) shall be made to the holders as such of shares in the capital stock of the Corporation other than Second Preferred Shares (including Second Preferred Shares, Series 2) if the payment or distribution thereof would result in the realizable value of the Corporation’s assets, net of liabilities being less than the total of the redemption price of the outstanding Second Preferred Shares (including Second Preferred Shares, Series 2).  In addition, the Corporation shall not purchase or redeem any Second Preferred Shares (including Second Preferred Shares, Series 2) for an amount which is less than the lesser of their redemption price and the realizable value of the Corporation’s assets net of liabilities immediately before such purchase or redemption.

12.00                                                                 NOTICES

12.01                                                                 Any notice required to be given under the provisions attaching to the Second Preferred Shares, Series 2 to holders thereof shall be given by delivery to each holder at the last address of such holder as it appears on the books of the Corporation.

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Amalgamate Alberta Corporation - Registration Statement

Alberta Registration Date: 2010/01/01

Corporate Access Number: 2015089705

Service Request Number:	14081896
Alberta Corporation Type:	Named Alberta Corporation
Legal Entity Name:	ARC RESOURCES LTD.
French Equivalent Name:
Nuans Number:
Nuans Date:
French Nuans Number:
French Nuans Date:

REGISTERED ADDRESS
Street:	1400, 350 - 7 AVENUE SW
Legal Description:
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 3N9

RECORDS ADDRESS
Street:	1400, 350 - 7 AVENUE SW
Legal Description:
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 3N9

ADDRESS FOR SERVICE BY MAIL
Post Office Box:
City:
Province:
Postal Code:
Internet Mail ID:

Share Structure:	SEE SCHEDULE “B” ATTACHED HERETO
Share Transfers Restrictions:	NO RESTRICTIONS
Number of Directors:
Min Number Of Directors:	3
Max Number Of Directors:	12

Business Restricted To:	N/A
Business Restricted From:	N/A
Other Provisions:	SEE SCHEDULE “A” ATTACHED HERETO

Professional Endorsement Provided:
Future Dating Required:
Registration Date:	2010/01/01

Director

Last Name:	KANOVSKY
First Name:	MICHAEL
Middle Name:	M.
Street/Box Number:	2000, 400 - 3 AVENUE SW
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 4H2
Country:
Resident Canadian:	Y
Named On Stat Dec:

Last Name:	VAN WIELINGEN
First Name:	MAC
Middle Name:	H.
Street/Box Number:	4300, 400 - 3 AVENUE SW
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 4H2
Country:
Resident Canadian:	Y
Named On Stat Dec:

Last Name:	DIELWART
First Name:	JOHN
Middle Name:	P.
Street/Box Number:	243134 RANGE ROAD 31A
City:	CALGARY
Province:	ALBERTA
Postal Code:	T3Z 3L5
Country:
Resident Canadian:	Y

Named On Stat Dec:	Y
Last Name:	DEBONI
First Name:	WALTER
Middle Name:
Street/Box Number:	1003, 110 7 STREET SW
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 5M9
Country:
Resident Canadian:	Y
Named On Stat Dec:

Last Name:	DYMENT
First Name:	FRED
Middle Name:	JOHN
Street/Box Number:	242215 RANGE ROAD 33A
City:	CALGARY
Province:	ALBERTA
Postal Code:	T3Z 2W1
Country:
Resident Canadian:	Y
Named On Stat Dec:

Last Name:	PINDER
First Name:	HERBERT, JR.
Middle Name:	CHARLES
Street/Box Number:	14 POPLAR ROAD, RIVERSIDE ESTATES
City:	SASKATOON
Province:	SASKATCHEWAN
Postal Code:	S7T 1A1
Country:
Resident Canadian:	Y
Named On Stat Dec:

Last Name:	HOUCK
First Name:	JAMES
Middle Name:	C.
Street/Box Number:	3624 - 4 STREET SW
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2S 1Y2

Country:
Resident Canadian:
Named On Stat Dec:

Last Name:	KVISLE
First Name:	HAROLD
Middle Name:	N.
Street/Box Number:	1136 VARSITY ESTATES DRIVE NW
City:	CALGARY
Province:	ALBERTA
Postal Code:	T3B 3B4
Country:
Resident Canadian:	Y
Named On Stat Dec:

Last Name:	O’NEILL
First Name:	KATHLEEN
Middle Name:	N.
Street/Box Number:	21 WILGAR ROAD
City:	TORONTO
Province:	ONTARIO
Postal Code:	M8X 1J3
Country:
Resident Canadian:	Y
Named On Stat Dec:

Amalgamating Corporation

Corporate Access Number	Legal Entity Name
2014052928	1405292 ALBERTA LTD.
2014447300	ARC RESOURCES LTD.

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Statutory Declaration	10000507104664752	2010/01/01
Share Structure	ELECTRONIC	2010/01/01
Other Rules or Provisions	ELECTRONIC	2010/01/01
Shares in Series	ELECTRONIC	2010/01/01

Registration Authorized By:	ALLAN R. TWA
SOLICITOR